mm

RECEIVED SEC MAIL PROCESSING SECTION MAR 01 2011 WASH, D.C. 193

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11019591

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Channel Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1420
(No. and Street)

New York,	New York	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brent Hippert (443) 541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 S. Yosemite Street, Suite 600	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Channel Capital Group LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO / Chief Compliance Officer

Title

Notary Public

MARIA A. DALLI
Notary Public, State of New York
No. 01DA6061000
Qualified in Westchester County
Commission Expires July 09, 20 11

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHANNEL CAPITAL GROUP LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2010

CHANNEL CAPITAL GROUP LLC
TABLE OF CONTENTS

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Channel Capital Group LLC

We have audited the accompanying statement of financial condition of Channel Capital Group LLC, as of December 31, 2010, and the related statements of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Channel Capital Group LLC, as of December 31, 2010, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Schenkein, LLP

Denver, Colorado
February 23, 2011

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com
An Independent Member of BKR International

Channel Capital Group LLC
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$	91,115
Management and incentive fees receivable, net of allowance for doubtful accounts of $3,968		222,418
Accounts receivable - related party		23,517
Prepaid expenses		385
	$	337,435

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	12,464
Accounts payable - related party		33,555
		46,019
MEMBER'S EQUITY		291,416
	$	337,435

The accompanying notes are an integral part of these financial statements.

Channel Capital Group LLC
Statement of Operations and Member's Equity
For The Year Ended December 31, 2010

REVENUES	
Incentive fees	$ 382,632
Management fees	201,966
Referral fees	4,000
Retainer fees	35,000
Placement fees	5,000
Earn out	12,294
Total revenues	640,892
EXPENSES	
Administrative fees - parent	161,038
Salaries and benefits	226,404
Consulting fees - parent	188,000
Licensing fee - parent	92,500
Commissions	43,247
Consulting fees	29,620
Registration fees	24,711
Professional fees	8,058
Other expenses	14,295
Total expenses	787,873
(LOSS) FROM OPERATIONS	(146,981)
Interest income	292
NET (LOSS)	(146,689)
MEMBER'S EQUITY - BEGINNING	413,105
Member's contributions	25,000
MEMBER'S EQUITY - ENDING	$ 291,416

The accompanying notes are an integral part of these financial statements.

Channel Capital Group LLC
Statement of Cash Flows
Year Ended December 31, 2010

OPERATING ACTIVITIES		
Net (loss)	$	(146,689)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		
Changes in assets and liabilities:		
Management and incentive fees receivable		126,782
Accounts receivable - related party		(16,039)
Prepaid expenses		276
Accounts payable and accrued expenses		(42,239)
Accounts payable - related party		(3,242)
Net cash (used in) operating activities		(81,151)
INVESTING ACTIVITIES		
Net cash provided by investing activities		-
FINANCING ACTIVITIES		
Contributions from member		25,000
Net cash provided by financing activities		25,000
NET (DECREASE) IN CASH		(56,151)
CASH AT BEGINNING OF YEAR		147,266
CASH AT END OF YEAR	$	91,115
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Channel Capital Group LLC (the "Company"), is a Delaware limited liability company, organized on July 13, 2001. The Company is a broker/dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and an introducing broker on a fully disclosed basis. The Company is registered with the National Futures Association (the "NFA") and the Commodity Futures Trading Commission (the "CFTC"). The Company is a wholly owned subsidiary of Channel Capital Group Inc. (the "Parent").

The Company generates its revenue through marketing, management and incentive fees, and by introducing accredited investors to hedge funds and private equity funds (collectively "Investment Funds") through its sales staff.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid assets having a maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company has entered into agreements with various hedge funds through which the Company earns management and incentive fees for introducing clients that invest in those hedge funds. The Company has also entered into agreements with investment advisors through which the Company earns referral fees for referring investors.

Management fees earned by the Company under these agreements are calculated as a specified percentage of the management fees earned by the hedge fund attributable to Company-referred investors. Also, under these agreements the Company may receive a specified percentage of any incentive fees that the hedge fund may earn on Company-introduced investors. Management and incentive fees are recorded as they are earned. In determining the amount of management and incentive fees earned, the Company relies, in part,

Note 1 – Nature of Operations and Summary of Significant Accounting Policies (continued)

on the various hedge funds to inform the Company of the total amount of capital placed with the hedge funds through this introduction process.

During 2009, the Company entered into an agreement to assist in capital-raising for a private company. The Company earns an agreed-upon monthly non-refundable retainer fee for executive time and due diligence. This contract has been extended through December 31, 2009, and verbally into 2010 on a month to month basis and was terminated in March 2010. Total revenues earned from this agreement amounted to $30,000 during the year ended December 31, 2010.

Effective January 31, 2010, the Company's Parent and sole member entered into a transition agreement with an unrelated broker/dealer ("Successor"), whereby certain Company employees (the "Team") who previously engaged in the Company's hedge fund introduction business, became employees of the Successor, which assumed the hedge fund introduction business. In connection with this agreement, the Successor agreed to pay the Parent $175,000 at the closing plus an additional $175,000 upon the six month anniversary of the closing date. In addition, the Successor will pay the Company an "Earn-Out" of certain percentages of revenues generated by the Team through January 31, 2015; 5% for hedge fund introductions, regardless of whether initiated before or after the closing date, and 10% of net revenues from prime brokerage and trading business generated after the closing date. The Earn-Out will be calculated annually as of December 31, 2010 through 2014 and as of January 31, 2015. The aggregate maximum Earn-Out is $1.5 million. For a two year period after the closing date, the Company will pay the Successor commissions equal to 25% of introduction payments received by the Company for pre-closing introductions, to be paid out to the Team, who had been Channel employees at the time of the respective introductions. No Company assets were transferred or liabilities were assumed by the Successor under the agreement. During the year ended December 31, 2010, the Company earned $574,968 pursuant to the terms of this agreement (see Note 4).

Accounts Receivable and Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts that is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. The allowance for doubtful accounts was $3,968 as of December 31, 2010.

Concentrations of Credit Risk

The Company maintains all cash in financial institutions, which deposits at times may exceed federally insured limits. The Company has not experienced a loss in such accounts.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Income Taxes

The Company is a single-member limited liability company. For income tax purposes, the Company is treated as a disregarded entity under Federal and State income tax regulations. As such, the Company's revenues and expenses are included on the tax returns filed by the Parent, and no provision or liability for federal or state tax is included in these financial statements.

Note 2 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), under the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, the Company had net capital of $45,096, which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 102% as of December 31, 2010.

Note 3 – Reserve Requirements

The Company is exempt from SEC Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for the determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

Note 4 – Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipts and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein, the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Management and incentive fees earned from one Company, pursuant to the transition agreement discussed in Note 1, represented approximately 95% of total management and incentives fees recognized during the year ended December 31, 2010. Total receivables outstanding from these funds amounted to $214,318 as of December 31, 2010.

Note 5 – Related party transactions

Administrative expense-sharing agreement

In December 1, 2003, In accordance with guidelines established by FINRA in its "Notice to Members" dated October 2003, regarding expense-sharing agreements, the Company and its Parent signed an expense-sharing agreement wherein the Parent provides certain accounting and administrative services to the Company. The Parent allocates expenses on a reasonable allocation basis directly based upon prorated usage by the Company of the Parent's property, personnel, rent and other services. For the year ended December 31, 2010, the Company was charged $387,442. Included therein are salaries and related expenses amounting to $192,052, commissions of $34,352, and other administrative expenses of $161,038. As of December 31, 2010, $33,555 was included in accounts payable.

License agreements

In October 2007, the Company entered into an Intellectual Property License Agreement (the "IPLA") with the Parent, granting the Company, as licensee, the rights to access certain customer data owned by the Parent and the Parent's Internet website. The fee payable to the Parent under the IPLA was based upon the number of salespersons employed by the Company, as defined in the IPLA. In accordance with the IPLA, the Company was required to pay to the Parent a minimum fee of $150,000, up to a maximum fee of $400,000 annually. The fees are

Note 5 – Related party transactions (continued)

payable monthly. The IPLA expired in October 2010 and was verbally extended through February 2011 for $80,000. For the year ended December 31, 2010, total fees under this agreement totaled $92,500.

Consulting fees

During the year ended December 31, 2010, the Company paid $188,000 in consulting fees, to its Parent.

Note 6 – Employee Benefit and Compensation Plans

All of the Company's employees are eligible to participate in the Parent's qualified defined contribution 401(k) plan. Subject to certain limitations, annual contributions are at the discretion of the Parent. The Company did not make any matching contributions during the year ended December 31, 2010.

Note 7 – Subsequent Events

Management of the Company has evaluated all subsequent transactions through the date the financial statements were available to be issued. It has been determined that there are no subsequent events that require disclosure.

Channel Capital Group LLC
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2010

Member's equity per Statement of Financial Condition	$	291,416
Less: Total nonallowable assets		222,803
Net Capital	$	68,613
Aggregate indebtedness - items included in financial statements	$	12,464
Basic net capital requirement	$	5,000
Excess net capital	$	63,613
Ratio aggregate indebtedness to net capital		18%

Reconciliation of the Computation of Net Capital with the Computations Included in Part IIA on Form X-17a-5

Net capital as reported by registrant in Part IIA on Form X-17A-5 (unaudited)	$	37,145
Audit adjustments:		
Decrease in aggregate indebtedness		7,951
Total capital as reported on Schedule I	$	45,096

The above net audit adjustments reconcile the Company's calculation of net capital as reflected on the unaudited Form 17a-5 Part IIA.

Channel Capital Group LLC
Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2010

Channel Capital Group LLC, operates pursuant to the Section K(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

To the Member of
Channel Capital Group LLC

In planning and performing our audit of the financial statements of Channel Capital Group LLC ("the Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), In the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to In the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives, two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com
An Independent Member of BKR International

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Stark Schenkein, LLP

Denver, Colorado
February 23, 2011

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Member
Channel Capital Group LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation assessments and payments (Form SIPC-7) of Channel Capital Group LLC, for the year ended December 31, 2010. These procedures were performed solely to assist in complying with Rule 17a-5(e)(4), and the report is not to be used for any other purpose. The procedures that were performed are as follows:

1. Compared listed assessment payments with respective cash disbursements record entries;

2. Compared amounts reported on Form X-17a-5 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the twelve months ended December 31, 2010;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compare the amount of any overpayment applied with the Form SIPC-7 on which it was compared.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with the applicable instructions and forms.

This report relates only to the schedule referred to above and does not extend to any financial statements of Channel Capital Group LLC, taken as a whole.

StarkSchenkein, LLP

Denver Colorado
February 23, 2011

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com
An Independent Member of BKR International

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

08-53692 FINRA December
Channel Capital Group LLC
420 Lexington Ave 14th Floor
New York, NY 10170

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brent Hippert 443-541-8400

2. A.	General Assessment (item 2e from page 2)	$ 1,602
B.	Less payment made with SIPC-6 filed (exclude interest) July 27, 2010 (Date Paid)	(728)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	874 —
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	—
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 874
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 874
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Channel Capital Group LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the ____ day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 10
and ending December 31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 640,892

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 640,892

2e. General Assessment @ .0025 $ 1,602

(to page 1, line 2.A.)